FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s Addendum to Notice of Annual General Meeting of Shareholders dated April 5, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: April 8, 2004

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 29, 2004

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 29, 2004, at 10:00 a.m. local time (the “Meeting”). In addition to the items set forth in the Notice dated March 26, 2004, the Meeting shall vote on the following Proposal no. 9:

“To approve an amendment to the Company’s March 6, 2003 loan agreement with Bank Hapoalim B.M. which amendment grants Bank Hapoalim the right to convert its outstanding loan into ordinary shares in the Company.”

        Pursuant to our articles of association, the board of directors has fixed the close of business on March 31, 2004 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You have already been cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, as explained in the Proxy Statement you may instead vote your ordinary shares by proxy. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Addendum to Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on April 27, 2004, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the Board of Directors, SHLOMO RODAV Chairman of the Board of Directors

April 5, 2004

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 29, 2004

ADDENDUM TO PROXY STATEMENT

        This Addendum to Proxy Statement (the “Addendum”) is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd., par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 29, 2004, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time. This Addendum, and the proxies solicited hereby are first being sent or delivered to our shareholders on or about April 7, 2004. Unless the context otherwise requires, references in this Addendum to “Gilat”, the “Company”, “we” or “our” refer to Gilat Satellite Networks Ltd.

        At the Meeting, in addition to the matters set forth in the Proxy Statement, our shareholders will be asked to approve an amendment to the Company’s March 6, 2003 loan agreement with Bank Hapoalim B.M. (the “Bank”) which, among other things, grants Bank Hapoalim with the right to convert the outstanding loan into ordinary shares in the Company.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting with regard to the two additional proposals set forth in this Addendum and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with the Proxy Statement and as specified in the Addendum to Notice and in this Addendum. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or appointment of auditors), but not with respect to “non-routine” matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote “FOR” the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a “broker non-vote”. For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on April 27, 2004, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Carolyn O’Neill.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on March 31, 2004, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        The resolutions being proposed to the shareholders in this Addendum all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of March 15, 2004, the Company had 22,225,146 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSAL NO. 9 DESCRIBED IN
THIS ADDENDUM AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSAL.

XI.     APPROVAL OF AN AMENDMENT TO AGREEMENT WITH BANK HAPOALIM B.M.

        The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors and the audit committee to approve an amendment to the March 6, 2003 loan agreement between the Company and Bank Hapoalim B.M. (the “Agreement”), (the “Bank”). As of March 6, 2003, we owe the Bank $71.4 million. The payment terms of this loan currently include equal semi-annual installments of principal of $4.463 million beginning July 2, 2005, with a last installment of $8.925 million on July 2, 2012. The loan currently bears annual interest at the six-month LIBOR rate plus 2.5% and is payable semi-annually together with the installments of principal.

        The proposed amendment to the Agreement includes the following:

        1.        Reduction of the Rate of Interest – A reduction to the rate of interest applicable to the outstanding balance such that: (i) for each interest period commencing from April 1, 2004 until March 31, 2008 shall be six month LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date shall be six month LIBOR plus 1.5% per annum, instead of LIBOR plus 2.5% per annum as currently appears in the Agreement. If approved by the shareholders, this amendment shall take effect retroactively as of April 1, 2004 and shall apply to interest payments due and unpaid from that date onwards.

        2.        Deferral of principal payment due in 2005 – The principal payment due to be paid by Gilat on July 1, 2005 shall be reduced to US$1,000,000, with the remainder deferred and only due for payment with the last payment under the Agreement. The principal payment due to be paid by Gilat on January 1, 2006 shall be reduced to US$1,500,000, with the remainder deferred and only due for payment with the last payment under the Agreement.

        3.        Reporting and Financial Covenants. In addition, the proposed amendment modifies and cancels certain reporting and financial covenants in the Agreement that enable the Company to better comply with the Agreement.

        4.        Grant of Rights to Warrant for Ordinary Shares. In consideration for the Bank’s agreement to amend the interest rates, defer principal payments and modify certain covenants, the Bank will be entitled to provide us with written instructions to issue a warrant or warrants for the purchase of our ordinary shares (the “Warrant”). The Warrant shall be issued to the Bank or to third parties as designated by the Bank (each a “Holder”). The maximum exercise amount that may be paid under the Warrant shall be equal to the then outstanding balance on the loan due by us to the Bank. The Warrant can be issued at any time at the request of the Bank between July 1, 2004 and June 30, 2007.

        The exercise price of the ordinary shares underlying the Warrant shall equal the average closing sale price of our shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the Warrant holder plus 1%, however, in no event shall the per share price be less than $7.50 or in excess of $21.00 if exercised between July 1, 2004 and June 30, 2005, $30.00 if exercised between July 1, 2005 and June 30, 2006 and $40.00 if exercised between July 1, 2006 and June 30, 2007. In addition, in the event that in the three-year period in which the Bank can request the issuance of the Warrant, we complete a private placement investment by a third party in Gilat for an amount which exceeds $20 million, Gilat shall enable the Holder to exercise such warrant based on the same price offered in the private placement. Once issued to a Holder, the Warrant is exercisable for a thirty-day period only.

        The proceeds paid to Gilat from the exercise of a warrant shall be applied to reduce all future installments of the principal due to the Bank, on a pro-rata basis.

        The Bank shall be entitled to require the Company to prepare a Registration Statement on Form F-3 covering a resale offering of all of the shares underlying the Warrant. The Company shall be required to keep such registration statement effective for 36 months from the date that the Registration Statement is declared effective. In addition, until June 30, 2007, the Bank shall be entitled to require the Company to grant one “Demand Registration” with respect to shares underlying one Warrant.

PROPOSAL NO. 9

        At the Meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the proposed amendment to the Agreement with Bank Hapoalim presented to the Meeting of Shareholders and described in this Addendum dated April 5, 2004 be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

April 29, 2004

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 9. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
(1) RESOLVED, that the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003, be, and the same hereby are, and each hereby is, received and considered.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, to replace the first sentence of Article 39(f) of the Company's Articles of Association, such that the first sentence of Article 39(f) shall read as follows:	FOR ☐	AGAINST ☐	ABSTAIN ☐

"(f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors) actually appointed shall be not more than nine and not less than 5."

(3) RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) RESOLVED, that the Company continue to maintain directors' and officers' insurance policies, with the coverage amount of $10 million for the period beginning March 6, 2004 and ending March 5, 2005, and continuing thereafter year-after-year per renewal of the same or substantially similar insurance policy at substantially the same coverage, which policy shall insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers in the Company at any time during their service in the Company, provided that such insurance coverage is permitted by law.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(5) RESOLVED, to increase the authorized share capital of the Company to NIS 7,500,000 and the number of authorized ordinary shares of the Company to 37,500,000 shares, NIS 0.20 par value per share.	FOR ☐	AGAINST ☐	ABSTAIN ☐

RESOLVED FURTHER, to replace Article 4(a) of the Company's Articles of Association such that Article 4(a) shall read as follows: "The authorized share capital of the Company is NIS 7,500,000 divided into 37,500,000 (thirty-seven million five hundred thousand) ordinary shares, par value NIS 0.20 per share."
RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.

(6) RESOLVED, that the proposed amendment to remuneration for the members of the board of directors (excluding the current Chairman of the Board of Directors) who are not also employees of the Company presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(7) RESOLVED, that the clarification of the consulting agreement with Israel Literage & Supply Ltd. presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(8) RESOLVED, that Kost, Forer, Gabbay & Kaslerer, a member of Ernst & Young Global, be, and they hereby are, reappointed as independent auditors for the Company until the next annual general meeting of the company's shareholders; and that the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(9) To approve an amendment to the Company's March 6,2003 loan agreement with Bank Hapoalim B.M. which amendment grant s Bank Hapoalim the right to convert its out standing loan into ordinary shares in the Comp any.	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	__________________	Date	__________________	Signature of Shareholder	__________________	Date	__________________

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

APRIL 29, 2004

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Shlomo Rodav as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on April 29, 2004 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicted by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company at its mailing address below, no later than 12:00 p.m., New York City time on April 27, 2004, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)